Filed by Fusion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: February 12, 2021

The following document was made available to employees of MoneyLion, Inc. on February 12, 2021.

Employee FAQ

on MoneyLion SPAC Transaction

Updated Feb 12, 2021

General / Transaction Questions

●	What did we announce today?

●	We announced that MoneyLion has entered into a definitive agreement for a merger with Fusion Acquisition Corp. (“Fusion”), (NYSE:FUSE) a publicly traded special purpose acquisition corporation (“SPAC”) which would result in MoneyLion becoming a publicly listed company on the New York Stock Exchange.

●	We also announced that several top tier investment funds have agreed to invest $250 million in the transaction pursuant to a private investment to take place simultaneously with the business combination.

●	The combined company will have an estimated post-transaction enterprise value of $2.4 billion, consisting of an estimated equity value of $2.8 billion, and over $500 million in cash and no debt, assuming no redemptions of Fusion public stockholders.

●	Upon closing of the transaction, Fusion is expected to be renamed MoneyLion Inc. and for the newly combined entity to remain listed on the New York Stock Exchange.

●	While we announced the transaction publicly today, the transaction will likely not be finalized for the next 60-90 days.

●	Why is MoneyLion going public now?

●	Going public is an efficient way to access capital for our business. The net proceeds raised from the transaction will provide MoneyLion with over $500 million of working capital that we will use to scale our proven platform and suite of products, execute on our strategic growth plan, and continue to innovate so that we can help more people in the years to come.

●	A public listing also enhances our reputation among our customers and partners and enhances our ability to attract top tier talent.

●	Accessing the public capital markets will allow us to accelerate our growth organically and through acquisitions that support our long-term strategy.

●	What is a SPAC?

●	A SPAC is a “special purpose acquisition company” A SPAC raises a pool of capital in an IPO and then searches for a company to “take public” by investing the proceeds from the IPO into that company via a combination.

●	Why did MoneyLion choose to go the SPAC route? Why not a regular IPO?

●	The SPAC process offers some flexibility and advantages that are not available in a traditional IPO, like:

○	Provides us with a more controlled entry to the public market

○	Allows us more time to speak with investors to tell our story; and

○	Allows us to curate our stockholder base more effectively

●	Does this mean we are a public company now?

●	The announcement of the merger with Fusion does not make us a public company today, nor does it guarantee that we will close the business combination – simply put, we have signed an agreement to move forward with the process.

●	However, it is important to note that Fusion is apublic company, and MoneyLion employees should not trade in the securities of Fusion, because securities of Fusion will now trade based on the market’s perception of MoneyLion.

●	We also ask that you refrain from sharing any information about MoneyLion that is non-public and that might be deemed “material” with respect to MoneyLion.

●	“Materiality” is a vague concept under the securities laws, but material information is generally information that might impact a reasonable investor’s investment decision with respect to a security. Information about financial projections, results, valuation, MoneyLion as an investment, and business or market developments are particularly sensitive. When in doubt, it is best to exercise caution. In particular, you should avoid making statements in social media or other public forums. If you have any questions, please contact pr@moneylion.com.

●	What happens in the window between announcing the merger and officially becoming a public company?

●	We must complete an SEC review and additional administrative and company governance actions to complete this process.

●	When will the transaction close?

●	We are just beginning the process of moving forward with the business combination, there is still a lot of work ahead for us. We must complete the SEC review process and secure shareholder approval for the transaction, among other things, but we plan to complete the process within the next 60-90 days.

●	What is the PIPE?

●	In a PIPE (private investment in public equity) transaction, the SPAC and company together identify an investor or group of investors to provide additional capital via a private placement of MoneyLion’s shares.

●	The announced transaction includes a PIPE with an oversubscribed and upsized $250 million private investment from top tier firms, including BlackRock and funds managed by affiliates of Apollo Global Management, to name a few.

Employee Impact / Communications Questions

●	How will this impact me? My role?

●	It is business as usual. We do not expect this to impact your day to day work or priorities. Please keep doing what you are doing and remain focused on our customers, product plans, and company goals.

●	What is going to change?

●	It is business as usual. We will continue to operate the business with the same goals in mind. There are certain policies and procedures that we all must adhere to as a public company, and you will be receiving information and training on them when the time comes.

●	Will our employee benefits stay the same?

●	We do not expect any change in employee benefits. The benefits you just selected in open enrollment will continue on after the business combination.

●	Will our salaries stay the same?

●	We do not expect any changes to salaries as a result of the business combination. We’ll plan to continue paying market-competitive compensation and finding ways to incentivize employees and reward excellent performance.

●	What can or can’t I tell my friends/family if they are interested in buying MoneyLion stock when available?

●	You may get questions from investors, business partners, even family and friends. If that happens, it is critical that our sales and performance and any future plans are kept strictly confidential.

●	It is very important that everyone refrain from making any comments about our financial performance, the merger, or future plans to anyone outside of the company.

●	Company communications must remain internal and are not to be shared with anyone outside of MoneyLion – this includes sharing information or statements about the merger (including any of the info we share with you about it, such as this FAQ) publicly, including all communication channels such as e-mail, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.

●	If you are contacted by anyone outside of the company, including media, industry analysts, or investors, regarding our planned business combination, please direct them to pr@moneylion.com

●	This is very important, and we ask for everyone’s help in protecting our information as failing to do so may impact the transaction.

●	What can I post on social media about this?

●	Please do not make any posts on social media about the merger other than sharing the transaction announcement. Please refrain from adding additional commentary.

●	It is very important that everyone refrain from making ANY comments about our financial performance, the merger, or future plans on social media or with anyone outside of the company.

●	Company communications must remain internal and are not to be shared with anyone outside of MoneyLion – this includes sharing information or statements about the business combination publicly, including all social channels such as e-mail, Twitter, Facebook, LinkedIn, etc.

●	We’ll be providing some additional guidelines on social media usage before closing. Stay tuned.

●	Can I buy/sell/trade FUSE stock?

●	In short, no. Please don’t trade FUSE stock or any related products like options, futures, or other derivatives.

●	The SEC has strict rules governing the trading of company stock by “insiders.” Prior to closing we’ll provide you with clear guidelines around trading the stock. But for now, the rule is: don’t trade FUSE stock.

New Public Company Questions

●	Will there be executive staff changes?

●	No. We’re not planning to make any changes to the leadership team as a result of this transaction. Fusion will not be active in the management of MoneyLion; however, they will have representation on the board of directors for the combined company.

●	Who will be on the board?

●	We expect that the board will consist of nine directors and will be consistent with SEC and NYSE listing rules on board composition. We’re actively looking to add some high quality, innovative, and diverse industry leaders to our board. We’ll give you more details about the members of our public company board once we have those details ironed out.

●	Will this transaction cause layoffs/create jobs?

●	This transaction is about supporting the long-term growth of MoneyLion. We’ll need to rapidly grow our team to support our ambitious goals, and the money we receive from this transaction will help us augment our team with top-tier talent and support our overall growth plans.

●	Does this impact anything in the near-term regarding contracts and partnerships that we have?

●	No. If you manage relationships with vendors, customers, or partners, you may get questions. Please don’t disclose any details about the transaction, whether you read them here, in the news, or heard about them from team members. Instead, please refer any inquiries to pr@moneylion.com.

●	However, please note that entering into new contracts, or renewing existing ones, between now and the closing of the merger may be subject to additional restrictions and may require additional approvals as a result of the transaction. In order to help keep things running smoothly, please reach out to the Legal team (Adam VanWagner or Dean Rodrigues) or email vendors@moneylion.com as early as possible if you think you’ll need to enter into any new contracts or renew existing ones to provide enough runway to get the deal done on time.

●	What type of financial information and other info will we have to share once we go public?

●	In addition to sharing with the world our exciting news, new products, and other developments as we usually do, public companies must keep their shareholders informed on a regular basis by filing periodic reports with the SEC. This includes quarterly and annual reports on the company’s financial statements and business results and other material information important for public investors to know.

●	Any major strategic changes?

●	No changes in our strategic direction. We’ll just expect to deploy additional capital to accelerate our growth plans and strategic initiatives.

●	Are we starting to do things differently?

●	No, we don’t expect this transaction to impact our current operations, other than ensuring that we’re adhering to certain new policies and procedures that will be necessary to operate as a public company. We’ll provide you more information and training on them when the time comes.

●	What if I have additional questions? Where can I get more information?

●	We have added an Investor page to our website at www.moneylion.com/investors. Here is where you can find all materials related to the transaction, including a copy of the press release, our investor presentation and a recording of the presentation with Dee, Rick and Fusion leadership. In the investor presentation, you’ll find detailed information about the transaction.

●	If you have any other questions related to the transaction that were not answered by this FAQ, you can email them to at hr@moneylion.com

Impact to Customers and Prospects

●	What are the benefits to our customers?

●	Through this transaction, MoneyLion will have additional capital to enhance our products to better serve our customer’s needs. The cash we receive from the transaction will provide us increased flexibility to continue to enhance our existing products and services, invest in service excellence, and accelerate our investment in new products and services for our customers..

●	We believe our customers want a partner who is financially strong, because that gives them confidence that we’ll continue to invest in the product and services that they use to achieve their financial goals. As a result, we’re confident that this transaction only makes us a stronger and more reliable partner for our customers.

MoneyLion Option Questions

●	What will happen to my MoneyLion options as a result of the transaction?

●	All of the MoneyLion options that you hold, whether vested or unvested, will be “rolled over” and converted into options to acquire shares of the newly combined company, with the number of shares subject to your options and the applicable exercise price to be adjusted based on an exchange ratio in order to substantially preserve the intrinsic value of your options at the time of the closing of the transaction (although the value will be subject to change based on the per share price of the shares of the newly combined company after the closing of the transaction). These changes will be reflected in Carta.

●	Your vested options will remain outstanding and will be subject to substantially the same terms and conditions as prior to the closing of the transaction (after taking into account that the shares of the newly combined company are publicly traded).

●	Your unvested options will continue to vest on their existing schedule and will be subject to the same vesting terms and conditions as they were prior to the closing of the transaction.

●	Note that for up to the first 180 days following the closing of the transaction, you will not be permitted to sell any shares of the newly combined company, including those that you acquire through the exercise of options.

●	At this time, there is no action required on your part. We will communicate more details around this topic in the coming weeks, including specific instructions on buying/selling MoneyLion stock after closing and other information relating to your options.

If you have any other questions regarding this transaction that were not answered here, please email hr@moneylion.com.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion Acquisition Corp. (“Fusion”) for their consideration. Fusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination will be set forth in Fusion’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Important Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to stockholders of Fusion for their consideration. Fusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Fusion’s stockholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s stockholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Fusion’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC’s website located at www.sec.gov or by directing a request to : Fusion Acquisition Corp., 375 Park Avenue, Suite 2607, New York, New York, 10152 Attention: John James, (212) 763-0169.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s stockholders in connection with the proposed business combination will be set forth in Fusion’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s and MoneyLion’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward- looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public stockholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this Form 8-K. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.